Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
(“Randgold Resources" or the “Company”)

Jersey, Channel Islands, 16 May 2018

GRANT OF AWARDS TO MARK BRISTOW AND GRAHAM SHUTTLEWORTH UNDER THE RANDGOLD RESOURCES LIMITED LONG TERM INCENTIVE PLAN

On 15 May 2018, an award over 78 395 ordinary shares was granted to Mark Bristow, a director of the Company, and an award over 18 989 ordinary shares was granted to Graham Shuttleworth, a director of the Company (together, the Awards), under the Randgold Resources Limited Long Term Incentive Plan (the LTIP).

The Awards vest, in accordance with the rules of the LTIP, subject to the achievement of operational and financial performance targets over a three year performance period ending on 31 December 2020. The performance targets were chosen because they are among the Company's key performance indicators, and as key factors driving shareholder value. Following the vesting of the Awards, a two year holding requirement applies to 100 per cent. of the vested shares.

The LTIP, which was approved by shareholders at the Company’s annual general meeting on 8 May 2018, is designed to reward sustainable long term performance subject to the achievement of agreed operational and financial targets.

Randgold Resources Enquiries:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 7711338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them:

1.	Details of the person discharging managerial responsibilities/ person closely associated
a)	Name	Mark Bristow
2.	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Randgold Resources Limited
b)	LEI	2138002TSG2FEQZOYH72

4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary share of US$0.05 in Randgold Resources Limited ISIN Code: GB00B01C3S32
b)	Nature of the transaction	Award of shares pursuant to the Long Term Incentive Plan (the Company's employee share scheme)

c)	Price(s) and volume(s)	Price(s) Nil	Volume(s) 78 395

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	15 May 2018
f)	Place of the transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/ person closely associated
a)	Name	Graham Shuttleworth
2.	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Randgold Resources Limited
b)	LEI	2138002TSG2FEQZOYH72
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary share of US$0.05 in Randgold Resources Limited ISIN Code: GB00B01C3S32
b)	Nature of the transaction	Award of shares pursuant to the Long Term Incentive Plan (the Company's employee share scheme)

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	18 989

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	15 May 2018
f)	Place of the transaction	Outside a trading venue